

Mail Stop 3030

June 30, 2009

Via U S Mail and FAX [(516)997-7479]

Mr. Bernard Kravitz
President, Chief Executive Officer, and Chief Financial Officer
Dionics, Inc.
65 Rushmore Street
Westbury, New York 11590

> **Re:**   **Dionics, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Filed on March 31, 2009**
> **File No. 000-08161**

Dear Mr. Kravitz:

We have reviewed the information filed on June 24, 2009 and have the following additional comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in response to these comments in all future filings with the Commission. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2008

Note 7, Commitments and Contingencies, F-9

1.   We refer to your response to Comment 1. You indicate that you believe you have a
        month-to-month tenancy insofar that you could terminate the lease without penalty on
        120 days notice. Under SFAS 13, a lease term includes both the non-cancelable term and
        any period where the lease imposes a penalty, as defined in paragraph 5(o), such that
        renewal appears reasonably assured at inception of the lease. The notion of a penalty as
        described in paragraph 5(o) includes both explicit penalties included in a lease agreement
        and penalties outside of a written lease agreement, such as economic detriment.
        Accordingly, please tell us how you considered the guidance from paragraph 5(o) in
        assessing the period of reasonably assured renewal under the lease for your sole facility.

2.   We refer to your response to Comment 2. It continues to be unclear how inventory was
        estimated at the end of the first quarter of 2009. To assist us in understanding your
        rationale, please respond to the following:

        •   You indicate that you believed that no "material" change had occurred in inventory
            values during the first quarter. Please tell us how you defined and measured
            materiality for this purpose.
        •   Tell us, in reasonably specific detail, how you determined cost of sales for the quarter
            as reported in the Form 10-Q for the first quarter of 2009.
        •   You indicate that you reduced purchases of raw materials and that you had "little
            need" to build finished goods or work-in-process during the first quarter of 2009. As
            a result, please tell us how total inventory did not decrease during the quarter.
        •   Based on your response, it appears that you may not have an inventory system that
            can track changes in inventory or its components from period-to-period as necessary
            for financial reporting. As inventory is significant to your assets and the cost of
            inventory sold is significant to your reported quarterly results, please tell us how you
            determined that there is no material weakness internal control with respect to
            inventory accounting.
        •   Tell us whether you have applied consistent methodology for estimating inventories
            at quarter end as disclosed in your financial statements. Please also describe how
            your methods and policies for determining quarterly inventories are documented.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a response letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jeanne Bennett at (202) 551-3606, or me at (202) 551-3605, if you have questions regarding our comments. In our absence you may contact Brian R. Cascio, Accounting Branch Chief, at (202) 551-3676

Sincerely,

Gary R. Todd
Reviewing Accountant